SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

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CB BANCSHARES, INC.

(Name of Subject Company)

CB BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

124785106

(CUSIP Number of Class of Securities)

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Dean K. Hirata
CB Bancshares, Inc.
201 Merchant Street
Honolulu, Hawaii 96813
(808) 535-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

_________________

With copies to:

Fred B. White, III
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

[X]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This communication may be deemed to include forward-looking statements, such as statements that relate to CB Bancshares’ financial results. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “may increase,” “may fluctuate,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” and “could.” Forward-looking statements are CB Bancshares’ current estimates or expectations of future events or future results. For such statements, CB Bancshares claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. CB Bancshares’ 2002 Annual Report on Form 10-K and other periodic reports to the Securities and Exchange Commission contain additional information about factors that could affect actual results. All forward-looking statements included in this communication are based on information available at the time of the release, and CB Bancshares assumes no obligation to update any forward-looking statement.

Subject to future developments, CB Bancshares may file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to any tender/exchange offer made by Central Pacific Financial Corp. Shareholders of CB Bancshares are advised to read CB Bancshares’ Solicitation/Recommendation Statement on Schedule 14D-9 when such document becomes available because it will contain important information. Shareholders of CB Bancshares and other interested parties may obtain, free of charge, copies of the Schedule 14D-9 (when available) and other documents filed by CB Bancshares with the SEC at the SEC’s internet website at www.sec.gov. Each of these documents (when available) may also be obtained, free of charge, by calling investor relations at CB Bancshares at 808-546-8413.

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TRANSCRIPT OF RADIO ADVERTISEMENT BROADCAST BY CB BANCSHARES ON HAWAII LOCAL RADIO STATIONS

Annc'r:	How important is banking competition to Hawaii? And what would a hostile takeover of City Bank mean for local communities?

L. Briones:	“I’ve worked at the Waipahu branch of City Bank for more than 13 years.

Annc’r:	Lili Briones, Waipahu Branch Manager

L. Briones:	I’m concerned that our branch is one of 10 that is on Clinton Arnoldus’ Hit List for elimination.”

“We’ve served thousands of loyal customers here at the Waipahu Branch, community folks who have been banking with us for many, many years.

Our customers, our employees and our families support our Board’s decision to reject and fight the hostile takeover attempt.

Annc’r:	Why should You be concerned about this takeover attempt?

L. Briones:	Banks are about a lot more than money.

They’re about people, and being part of a community. They’re about helping families prosper, and helping small businesses grow.

Annc’r:	Hawaii depends on small business, and small business depends on competition.

L. Briones:	That’s why we’re proud to be City Bank.”

Disclaimer:	Investors should read CB Bancshares' SEC filings at sec.gov.

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